Mail Stop 3561

September 29, 2009

James M. Dahmus
Senior Vice President & Chief Financial Officer
SGS International, Inc.
626 West Main Street, Suite 500
Louisville, Kentucky 40202

        Re: SGS International, Inc.
        File No. 333-133825
        Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Mr. Dahmus:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Lyn Shenk
                    Branch Chief